EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

August 10, 2022

AVINO REPORTS Q2 2022 FINANCIAL RESULTS

Strong Cost Management and Higher Production For the Quarter

Results in Solid Revenues and Lower Cash Costs

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, “Avino” or “the Company”) released today its consolidated financial results for the Company’s second quarter 2022. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s website at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

 “We delivered steady financial and operating results for the second quarter of 2022, highlighted by solid revenues and mine operating income,” said David Wolfin, President and CEO. “Even with global inflationary pressures, we have demonstrated strong operational achievements at Avino that have generated $9.4 million in revenues and $3.9 million in mine operating income, with earnings per share of $0.02, operating cash flow and adjusted earnings per share of $0.02, and free cash flow of $1.2 million. Our cash costs and AISC were lower this quarter as a result of greater ounces sold, and higher production in Q2 compared to Q1, 2022. We were also thrilled to announce promising drill results from the Oxide Tailings project and the Avino ET area below the Level 17 mining area. It has been an eventful quarter and, we are looking forward to continued progress during the second half of the year.”

2nd Quarter 2022 Highlights

Strong Q2 2022 Financial Performance with Solid Revenues and Mine Operating Income

•	Solid revenues and mine operating income, with revenues of $9.4 million and mine operating income of $3.9 million, earnings per share of $0.02, and adjusted earnings and operating cash flow generated (pre-working capital adjustments) per share of $0.02.

Avino ET Area Drill Results Confirms Continuity at Depth and Significantly Higher Copper Mineralization

•	On June 13, 2022, the Company announced the assay results from six drill holes that were completed below the current Level 17 mining area, including 206 AgEq g/t over 41.0 metres, including 4,527 AgEq g/t over 0.19 metres. These results confirm that mineralization continues at depth and contains significantly higher copper mineralization. A second drill has been added to this program and will include a further 13 drill holes for a total of 7,000 metres

Advanced the Oxide Tailings Project

•	With the release of the results from a total of 127 drill holes that continue to highlight the potential to expand resources, the Company is moving forward with a comprehensive metallurgical test work program to advance this project to the next phase of development.

Working Capital & Liquidity at June 30, 2022

•	The Company’s cash balance at June 30, 2022, totaled $12.8 million compared to $24.8 million at December 31, 2021. Working capital totaled $14.3 million at June 30, 2022, compared to $31.6 million at December 31, 2021. Cash and working capital have increased on a net basis by $3.3 million and $3.0 million, respectively, following the upfront consideration payment of $15.3 million and addition of $5 million note payable to Coeur for the acquisition of La Preciosa.

Avino Silver & Gold Mines Ltd. – August 10, 2022

Avino Reports Q2 2022 Financial Results

Strong Cost Management and Higher Production For the Quarter Results in Solid Revenues and Lower Cash Costs

Second Quarter 2022 Financial Highlights

•	Revenues of $9.4 million
•	Mine operating income of $3.9 million, $4.4 million net of non-cash depreciation and depletion
•	Net income of $2.3 million, or $0.03 per share
•	Cash costs per silver equivalent payable ounce sold[1] - $8.39 per ounce
•	All in sustaining cash cost per silver equivalent payable ounce sold[1] - $15.95 per ounce
•	Earnings before interest, taxes, depreciation and amortization (“EBITDA”)[1] of $4.1 million
•	Adjusted earnings[1] of $2.5 million, or $0.03 per share
•	Operating cash flows (before working capital changes) of $2.5 million, or $0.02 per share[1]
•	Free cash flow[1] of $1.2 million

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	Second Quarter 2022	Second Quarter 2021	Change	YTD 2022	YTD 2021	Change
Financial Operating Performance
Revenues	$9,370	$-	100%	$20,420	$29	NM %
Mine operating income (loss)	$3,902	$(1,017)	484%	$8,646	$(1,697)	610%
Net income (loss)	$2,283	$(2,654)	186%	$2,929	$(4,472)	165%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$4,108	$(2,866)	243%	$6,886	$(4,606)	249%
Adjusted earnings (losses)[1]	$2,474	$(778)	418%	$5,824	$(1,722)	438%
Cash flow from operations before working capital changes	$2,504	$(1,353)	285%	$6,156	$(2,466)	352%
Per Share Amounts
Earnings (loss) per share	$0.02	$(0.03)	167%	$0.03	$(0.05)	160%
Adjusted earnings (loss) per share[1]	$0.02	$(0.01)	300%	$0.05	$(0.02)	350%
Cash flow per share[1]	$0.02	$(0.01)	300%	$0.05	$(0.02)	350%

HIGHLIGHTS (Expressed in 000’s of US$)	June 30, 2022	March 31, 2022	Change	June 30, 2022	December 31, 2021	Change
Liquidity & Working Capital
Cash	$12,791	$11,686	9%	$12,791	$24,765	-48%
Working capital[1]	$14,362	$14,528	-1%	$14,362	$31,635	-55%

1. The Company reports non-IFRS measures which include EBITDA, adjusted earnings, adjusted earnings per share, cash flow per share, working capital and free cash flow. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Cash capital expenditures company-wide for the first half of 2022 were $3.3 million compared to $1.0 million in the first half of 2021. Expenditures relate to exploration drilling costs on the Avino property and on TSF #1, which contains the Oxide Tailings Resource, and costs related to the construction of the dry-stack tailings facility. The Company also added an additional $1.3 million in leased capital equipment, including a new underground scooptram and dozer.

Avino Silver & Gold Mines Ltd. – August 10, 2022

Avino Reports Q2 2022 Financial Results

Strong Cost Management and Higher Production For the Quarter Results in Solid Revenues and Lower Cash Costs

Operating Highlights and Overview

HIGHLIGHTS (Expressed in US$)	Second Quarter 2022	Second Quarter 2021	Change	YTD 2022	YTD 2021	Change
Operating
Tonnes milled	118,224	3,533	NM%	229,362	3,533	NM	%
Silver ounces produced	225,537	3,504	NM%	389,895	3,504	NM	%
Gold ounces produced	1,350	45	NM%	2,151	45	NM	%
Copper pounds produced	1,644,343	55,043	NM%	2,861,692	55,043	NM	%
Silver equivalent ounces[1] produced	649,569	15,477	NM%	1,107,367	15,477	NM	%
Concentrate Sales and Cash Costs
Silver equivalent payable ounces sold[2]	594,700	-	100%	1,089,809	-	100%
Cash cost per silver equivalent payable ounce[1,2,3]	$8.39	$-	-100%	$9.94	$-	-100%
All-in sustaining cash cost per silver equivalent payable ounce[1,2,3]	$15.95	$-	-100%	$17.75	$-	-100%

NM = Not Meaningful

1. In Q2 2022, AgEq was calculated using metals prices of $22.75 oz Ag, $1,889 oz Au and $4.27 lb Cu. In Q2 2021, AgEq was calculated using metals prices of $26.98 oz Ag, $1,707 oz Au and $2.45 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce and all-in sustaining cash cost per payable ounce. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

During Q2 2022, underground mining operations continued to ramp up with consolidated production for the quarter of 649,569 silver equivalent ounces consisting of 225,537 ounces of silver, 1,350 ounces of gold, and 1,644,343 pounds of copper.

Underground mining operations are now hauling between 1,800 and 2,400 tpd to surface on a daily basis, with the mill operating at a similar capacity. The Company is working towards achieving nameplate capacity of 2,500 tpd.

Exploration Update – 2022 Drill Program

In the second half of 2022, the Company’s exploration programs will continue at Avino below the current Elena Tolosa production area, as well as at La Potosina. All holes at the Oxide Tailings project have been completed and metallurgical testwork is underway. Further results from all aspects of the exploration program will be released throughout Q3 and Q4 2022.

During Q2 2022 and as mentioned above, the Company announced drill results from the ET area of the Avino mine, as well as the Oxide Tailings project. To view the news releases in their entirety, please visit our website here.

Avino Receives ESR Award

We are very pleased to announce that Avino has received for the first time, the ESR “Empresa Socialmente Responsible ESR 2022” Award granted by the Mexican Center for Philanthropy (El Centro Mexicano para la Filantropia or Cemefi, and the Alliance for Corporate Social Responsibility (Alizanza por la Responsabilidad Social Empresarial or (AliaRSE)).

The ESR® Award is obtained through a diagnostic process based on indicators reviewed and endorsed annually by a committee of experts in the various CSR areas, supported with documentary evidence, an assessment differentiated by company size and by maturity levels, and an external verification process.

This is an extremely prestigious award in the Mexican business world, granted each year to a select group of enterprises in recognition of “the effort to make a voluntary and public commitment to implementing socially responsible management and ongoing improvement as part of the business culture and strategy”.

Avino Silver & Gold Mines Ltd. – August 10, 2022

Avino Reports Q2 2022 Financial Results

Strong Cost Management and Higher Production For the Quarter Results in Solid Revenues and Lower Cash Costs

“We are thrilled to receive the ESR award, as this is a great accomplishment for Avino” said David Wolfin, President and CEO. “I would like to express my congratulations to the entire Avino team, with special thanks to the ESG team in Durango, led by Oscar Lara, Avino’s Superintendent of Corporate Social Responsibility, whose proactive approach to governance was a top priority since joining the Company just over a year ago.”

ESG Initiatives

Avino continues to create value for all stakeholders and supports the communities that host the Avino mine, with the new Dry Stack Tailings project, the continued replacement of mineral resources, and the strengthening of local partnerships as part of our long-term commitment to the country. In line with Avino’s policy of local employment, Mexican nationals account for 100% of the mine work force. In addition, Avino is actively increasing its workforce diversification by hiring more women for historically male-dominated roles through targeted recruitment and development programs. Currently at site, 10 – 15% of our labor force is female.

We continue to invest in sustainable economic community projects such as road construction and maintenance, an upgraded well for drinking water, cleaning and maintenance of landfills and classroom renovations, to name only a few of the initiatives currently ongoing.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, EBITDA, adjusted earnings/losses, and free cash flow, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, August 11, 2022, at 8:00 am PDT (11:00 am EDT). Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Second Quarter 2022 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – August 10, 2022

Avino Reports Q2 2022 Financial Results

Strong Cost Management and Higher Production For the Quarter Results in Solid Revenues and Lower Cash Costs

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for La Preciosa with an effective date of October 27, 2021, prepared for the Company, and references to Measured, Indicated, Inferred Resources referred to in this press release.. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that its files with the U.S. Securities and Exchange Commission.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”). Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.